Exhibit 10.2

EXECUTIVE OFFICER EMPLOYMENT AGREEMENT

This Executive Officer Employment Agreement (this “Agreement”) is being entered into as of April 1, 2013 (the “Effective Date”) by and between AMERISAFE, Inc., a Texas corporation with its principal place of business in DeRidder, Louisiana (the “Company”) and Geoffrey R. Banta, a competent individual of the lawful age of majority who will principally render his services in DeRidder, Louisiana (the “Employee”).

WITNESSETH:

WHEREAS, the Company and Employee currently are parties to an Restated Executive Officer Employment Agreement, entered into as of March 22, 2012 (the “Prior Agreement”);

WHEREAS, the Company and Employee desire to mutually terminate and cancel the Prior Agreement and enter into this new Agreement;

WHEREAS, this Agreement supersedes the Prior Agreement as of the Effective Date and this Agreement shall be controlling; and

WHEREAS, Employee desires to induce the Company to continue to employ him and Employee desires to continue to engage in an employment relationship with the Company and the Company desires to induce Employee to continue his employment with the Company and the Company desires to continue an employment relationship with Employee under the specific terms and conditions as set forth below;

NOW, THEREFORE, in exchange for good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged and in exchange for the mutual covenants and obligations contained in this Agreement, the Company and Employee hereby covenant and agree as follows:

23.	Employment.

(a)	The Company hereby agrees to employ Employee, and Employee hereby accepts such employment with the Company, for the period set forth in Section 2 hereof, subject to the terms and conditions hereinafter set forth.

(b)	Employee affirms and represents that he is under no obligation to any former employer or other person or entity which is in any way inconsistent with, or which imposes any restriction upon, Employee’s employment hereunder with the Company, the employment of Employee by the Company, or Employee’s undertakings under this Agreement.

24.	Term of Employment. Unless earlier terminated as provided in this Agreement, the term of Employee’s employment under this Agreement shall be for a period beginning on the date hereof and ending on December 31, 2014 (the “Employment Term”). This Agreement shall not automatically renew. Any continued employment or relationship in any capacity beyond the Employment Term can only be effectuated by an amended or new written agreement signed by the parties.

25.

Duties. Employee shall be employed by the Company in a senior executive capacity and shall endeavor in good faith to competently perform such duties as inherent in Employee’s employment or any designated job position or as specified by the Company and shall also perform and discharge such other employment duties and responsibilities as the Board of Directors or the Chief Executive Officer of the Company shall from time to time reasonably determine, not inconsistent with Employee’s position as a senior executive officer with the Company. Employee shall also comply with any By-Laws of the Company, as applicable. Employee shall perform Employee’s duties principally at the offices of the Company at 2301 Highway 190 West, DeRidder, Louisiana or from a location approved by the Board of Directors or the Chief Executive Officer, with such travel to such other locations from time to time as the Board of Directors or the Chief Executive Officer of the Company may reasonably request. Except as may otherwise be approved in advance by the Board of Directors of the Company, and except during vacation periods and reasonable periods of absence due to sickness, injury or disability, Employee shall devote Employee’s full time throughout the Employment Term to the services required of Employee hereunder; provided that the foregoing shall not prohibit Employee from engaging in reasonable charitable, civic, and community activities. Employee shall render Employee’s business services exclusively to the Company and its subsidiaries and affiliate entities during the Employment Term and shall use his good faith efforts, judgment and energy to improve and advance the business and interests of the Company and its subsidiaries in a manner consistent with the duties of Employee’s position. Employee shall diligently, prudently, professionally, and responsibly perform his duties and shall discharge his employment utilizing his best faith efforts and prudent judgment with a high degree of proficiency and competency and for the exclusive interest of the Company.

Because this Agreement and Employee’s employment with the Company is for a limited time as specified by the Employment Term, Employee shall also render and provide any and all necessary activities, services, duties and responsibilities as may be necessary or reasonably requested by the Board of Directors or Chief Executive Officer for Employee winding down his employment within the Employment Term transitioning any job position and responsibilities held by him. This shall include, but is in no way limited to, any and all mentoring or training services as requesting and required by the Company and to provide mentoring, guidance, oversight and leadership to other persons or employees. Employee agrees to provide such services through the Employment Term. Additionally, Employee agrees to provide his full cooperation to the Company after the Employment Term.

26.	General Compliance, Code of Ethics and Conflicts of Interest.

(a)	Employee shall comply with all applicable laws and regulations (federal, state and local) and shall comply with all applicable directives, orders, and regulations of any governmental agency or regulatory body including federal, state, and local agencies and bodies. Employee shall also comply with all policies and procedures of the Company and directives of the Board of Directors. Employee understands, acknowledges and agrees that he holds a position of trust and that fiduciary duties and responsibilities may apply under applicable law and that these duties and responsibilities may be continuing in nature, even after separation from employment. Employee agrees to fully and faithfully perform and discharge all such duties, responsibilities, and obligations.

(b)	Employee has an obligation to act in an ethical manner in dealings with the Company, with co-employees, with customers and any third party. In this regard, Employee is required to be honest, forthright and to not take any action or make statements or engage in any conduct which is unethical, improper or which could create the appearance of impropriety. In addition, Employee shall not engage in any conduct, take any actions or make statements which negatively reflect upon Company or in any way harm or potentially cause harm to the Company’s image, reputation or good will.

(c)	Employee must also ensure that he does not engage in any conflict of interest. In this regard, Employee shall not engage in any activity or conduct which is contrary to the exclusive interests of or in conflict with the exclusive interests of the Company. All business opportunities presented to Employee during the course and scope of his employment or while employed with the Company are to be used for the benefit of the Company only. Further, Employee shall not take any position contrary to the Company’s interests or inconsistent with Employee’s employment with the Company.

27.	EEO Compliance. Employee shall not engage in any conduct which constitutes or which may be considered an unlawful employment practice or which violates or could violate any employment practices, equal employment opportunity, discrimination, or retaliation laws or regulations (federal, state, or local). Employee acknowledges that the Company is an Equal Opportunity Employer and prohibits all forms of unlawful discrimination in the terms and condition of employment, it prohibits all forms of harassment, including sexual harassment, and it prohibits retaliation against any employee who engages in protected activity.

28.	Salary and Bonus.

(a)	Salary. As compensation for the services to be performed by the Employee hereunder during the Employment Term, the Company shall pay the Employee a base salary at the annual rate of Three Hundred Thirty-Five Thousand and No/100s Dollars ($335,000.00) (said amount, together with any increases thereto as may be determined from time to time by the Compensation Committee of the Board of Directors of the Company in its sole discretion, being hereinafter referred to as “Salary”). Any Salary payable hereunder shall be paid in regular intervals in accordance with the Company’s established and regular payroll practices from time to time in effect, but in no event less than monthly.

(b)

Bonus. Employee shall be eligible to receive bonus compensation from Company for each fiscal year (or portion thereof) occurring during the Employment Term in amounts, if any, as may be determined by the Compensation Committee of the Board of Directors of the Company in its sole discretion, which may include performance-based criteria or annual incentive plans to be established from time to time by such Committee in its sole discretion, provided that any such Bonus so awarded shall be paid in the calendar year following the year in which the services for which such Bonus is awarded were performed.

(c)	Withholding and Taxes. The payment of any Salary and Bonus and the payment of any separation pay pursuant to this Agreement, shall be subject to applicable withholding and payroll taxes, and such other deductions as may be required under the Company’s employee benefit plans.

29.	Other Benefits.

During the Employment Term, Employee shall:

(a)	be eligible to participate in all employee fringe benefits and pension, retirement or profit sharing plans that may be provided by the Company for its other senior executive officers in accordance with the provision of any such plans, as the same may be in effect from time to time;

(b)	be eligible to participate in all medical and health plans or other employee welfare benefit plans that may be provided by the company for its other senior executive officers in accordance with the provisions of any such plans, as the same be in effect from time to time;

(c)	be entitled to at least 23 vacation/personal days in each calendar year; Employee shall also be entitled to all paid holidays given by the Company to its other senior executive officers;

(d)	be entitled to sick pay and disability benefits in accordance with any Company policy that may be applicable to other senior executive officers from time to time;

(e)	be entitled to a car allowance consistent with established Company practices as of the date hereof and which may be in effect from time to time;

(f)	be entitled to accrue earned and unused vacation time and carry such unused time forward from year to year during the Employment Term, provided the amount of accrued and unused time shall not exceed 200 hours at any time during the term hereof; and

(g)	be entitled to reimbursement for all reasonable and authorized out-of-pocket business expenses incurred by Employee in the performance of Employee’s duties hereunder in accordance with Company policies and practices that may be applicable to senior executive officers from time to time, provided that such business expenses shall be reimbursed, if at all, not later than the year following that in which such expenses are incurred, and that the amount of expenses eligible for reimbursement during one taxable year may not affect the amount of expenses eligible for reimbursement in another taxable year.

30.	Confidential Information. Employee hereby covenants, agrees and acknowledges as follows:

(a)

Employee has and will have access to and will participate in the development of or be acquainted with confidential and proprietary information and trade secrets that directly or indirectly relate to the business, prospects, operations and other aspects of the Company and any other present or future subsidiaries and affiliates of the Company (collectively with the Company, the “Companies”), including but not limited to (1) customer lists; the identity, lists or descriptions of new or prospective customers; financial statements; cost reports or other financial information; contract proposals or bidding information, business plans; training and operations methods and manuals; personnel records; software programs; reports and correspondence; and management systems, policies or procedures, including related forms and manuals; (2) information pertaining to future developments such as future marketing or acquisition plans or ideas; and (3) all other tangible and intangible property, which are used in the business and operations of the Companies but not made public. The information and trade secrets relating to the business of the Companies described hereinabove in this paragraph 8(a) are hereinafter referred to collectively as the “Confidential Information”, provided that the term “Confidential Information” shall not include any information (x) that is or becomes publicly available (other than as a result of violation of this Agreement by the Employee), or (y) that Employee receives or received on a non-confidential basis from a source (other than the Companies or any of their representatives) that is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation (provided, however that the Employee shall not be deemed to be in violation of this clause 8(a)(y) unless he has actual knowledge of any such obligation on the party of any such source). “Confidential Information” also includes, but is in no way limited to: financial information, financial reports, strategic plans, insider information, budgets, general plans, business plans, data, trade secrets, computer software, technical information, research and development, training materials, presentation materials, product and service information, processes, insured lists, insured information, renewal and expiration dates, customer lists, customer information, pricing and underwriting information, processes, procedures and standards, sales information, marketing information, bid information, job or project information, contracts, purchasing information, data processing, pricing information, formulas, designs, drafts, drawings, systems, specifications, means, techniques, compilations, intellectual property, inventions, developments and improvements, operational methods, insurance and reinsurance information, protocols, business strategies, market information, vendor or supplier information, personnel matters and records and matters that are sensitive, business, proprietary and confidential information. “Confidential Information” also includes, but is in no way limited to, customer, client and account information and further including, but in no way limited to, applications, quotations, bids, renewal information, expiration dates, insurance policy information, customer contact information, customer financial information, customer payroll information, claims records, medical records, personal health information, private information, underwriting information, auditing information, risk information, claims histories, any other customer data and information. “Confidential Information” also includes, but is in no way limited to, legal information, information covered by the attorney-client privilege, work product privilege and anticipation of litigation privilege, information concerning litigation, legal advice and any other similar information. “Confidential Information” further includes, but is in no way limited to, electronically stored information, e-mails, paper files, contacts (including Microsoft ontacts), electronic documents (including Microsoft Word, Excel and PDF documents) and information stored through any manner and any medium and which is kept and maintained through any source and in any format. “Confidential Information” also includes, but is in no way limited to, any other proprietary, confidential or business information or documentation which is protected by or which is otherwise defined as trade secrets under any federal or state trade secret laws including, but in no way limited to, Louisiana’s Uniform Trade Secrets Act (La.R.S. 51:1431, et seq.) or other applicable law.

(b)	With respect to Confidential Information of the Company learned by Employee, generated by Employee, obtained by Employee, received by Employee, accessed by Employee, and conceived or developed by Employee in connection with Employee’s services with the Company, whether before or after the effective date of this Agreement, Employee agrees that, commencing on the effective date of this Agreement, and for so long hereafter as any Confidential Information shall remain, wholly or partially, confidential or otherwise protectable:

(i)	Employee shall not use or disclose any such Confidential Information, directly or indirectly, to any person not employed with the Company;

(ii)	Employee shall not use any such Confidential Information for the benefit of himself/herself or any other person or entity in any way that may be competitive with, or could be detrimental to, Company;

(iii)	Employee shall exert efforts to maintain the confidentiality and non-disclosure of any such Confidential Information;

(iv)	Employee shall return to the Company Confidential Information at any time requested by the Company and upon Employee’s separation of employment with the Company; and

(v)	Employee shall not transmit, image or download Confidential Information to any storage device, non-company computer, any external device or any storage media or medium

(c)	In the event that Employee receives an order or subpoena from a court of competent jurisdiction and venue or an order or subpoena from a governmental agency with jurisdiction and authority, Employee shall, within forty-eight (48) hours of receipt of such order or subpoena, immediately notify, by telephone communication and in writing, the Company’s Chief Executive Officer or General Counsel and Employee shall provide the Company’s Chief Executive Officer or General Counsel with a copy of any such order or subpoena and Employee shall notify Company’s Chief Executive Officer or General Counsel of whether or not he intends to comply with the order or subpoena and Employee shall cooperate with the Company in any action it takes in order to protect its rights or to contest or dispute the disclosure of Confidential Information pursuant to such order or subpoena.

(d)

Employee acknowledges and agrees that a remedy at law for any breach or threatened breach of the provisions of this Section 8 would be inadequate and, therefore, agrees that the Company shall be entitled to injunctive relief without the necessity of posting bond or security and without having to prove irreparable harm in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting the Company from pursuing any other rights and remedies available for any such breach or threatened breach.

(e)	Employee agrees that upon termination or separation of Employee’s employment with the Company for any reason and at expiration of the Employment Term, Employee shall immediately return to the Company all Confidential Information in Employee’s possession in whatever form maintained (including, without limitation, computer disks and other electronic and digital media).

(f)	The obligations of the Employee under this Section 8 shall, except as otherwise provided herein, survive the termination or expiration of the Employment Term or the termination or separation of Employee’s employment with the Company to the maximum period allowed by applicable law.

31.	Intellectual Property. The Company may develop and maintain intellectual property rights in certain property, ideas, processes, techniques, formulas, written works, other protected items, information or property. In addition, Company may develop, own and maintain patents, trademarks and copyrights.

During the course of employment with Company and while an employee of the Company, any and all inventions, ideas, discoveries and improvements made or conceived by Employee which relate to the workers compensation insurance industry or ancillary services performed by the Company in the conduct of its business are the property of the Company. By continuing employment with the Company, Employee conveys to the Company an exclusive ownership interest in all such property, ideas, inventions, discoveries and improvements. In this regard, any and all such property rights are exclusively assigned, in full, to the Company. Employee further agrees to execute such other documents as the Company may request in order to effectuate this provision.

Writings prepared by Employee that relate to the present or reasonably anticipated business of the Company shall be deemed “works made for hire” and shall be the property of the Company. Employee shall hold such writings in confidence unless the Company authorizes publication.

Employee shall promptly document and disclose to the Company any and all ideas, inventions, discoveries and improvements made or conceived during the course of employment or while employed by the Company. In the event that Employee files a patent or copyright application within one year after termination of employment with the Company, the subject matter of such patent or copyright shall be presumed to have been made or conceived during the course of such employment with the Company.

32.	Termination.

(a)	Employee’s employment hereunder shall be terminated or separated upon the occurrence of any of the following:

(i)	death of the Employee (Death);

(ii)	Employee’s inability to perform his duties or the essential functions of his job, with or without accommodation, on account of disability or incapacity for a period of one hundred eighty (180) or more days, whether or not consecutive (Disability);

(iii)	Company Termination for Cause (as defined herein);

(iv)	Company Termination Without Cause (as defined herein);

(v)	Employee Termination for Good Cause (as defined herein);

(vi)	Employee Termination Without Good Cause (as defined herein); or

(vii)	Expiration of the Employment Term.

(b)	As used in this Agreement, “Company Termination for Cause” shall mean a termination of Employee’s employment by action of the Board of Directors or Chief Executive Officer of the Company (or their or his/her designee) at any time, including during the Employment Term, based on any one or more of the following:

(i)	Employee’s conviction, guilty plea or plea of nolo contendere to any felony, or to any crime of moral turpitude;

(ii)	the willful misconduct of Employee, or the willful or continued failure by Employee (except as a result of Disability or illness) to substantially perform his duties to the Company, in either case which has a material adverse effect on Company;

(iii)	the willful fraud or material dishonesty of Employee in connection with his performance of duties to the Company;

(iv)	Employee’s breach of this Agreement; or

(v)	Employee’s failure to comply with the lawful directives, instructions and requests of the Board of Directors or the Chief Executive Officer.

provided, however, that no Company Termination for Cause under subsections 9(b)(iv)(v) shall be deemed to have occurred unless Employee is first given the opportunity to cure any acts or omissions giving rise to a Company Termination for Cause under subsection 9(b)(v) within 30 days of Employee’s receipt of notice of such acts or omissions.

(c)	For purposes of this Agreement, “Company Termination Without Cause” shall mean a termination of Employee’s employment by the Company on any grounds other than a “Company Termination for Cause.”

(d)	For purposes of this Agreement, “Employee Termination Without Good Cause” shall mean a termination or resignation of employment by Employee for any reason or for any grounds other than an “Employee Termination for Good Cause.”

For purposes of this Agreement, “Employee Termination for Good Cause” shall mean Employee’s termination of or resignation from employment as a result of a material breach by the Company of this Agreement; provided, however, that Employee may not terminate or separate employment for purposes of Employee Termination for Good Cause unless (i) within 60 days after the date on which Employee obtains actual knowledge of the condition or event giving rise to Employee Termination for Good Cause, Employee gives notice to the Company that Employee does not wish to remain in the employ of the Company as a result of such condition or event, (ii) the Company does not cure such condition or event within 30 days after receiving the notice described in the preceding clause (i), and (iii) Employee terminates employment within 180 days after the date on which Employee obtains actual knowledge of the existence of such condition or event. Any failure by Employee to terminate employment within such 180 day period after the initial existence of any condition or event giving rise to Employee Termination for Good Cause shall constitute a waiver by Employee of the Employee’s right to claim an Employee Termination for Good Cause as a result of such condition or event.

(e)

(i)	a material breach by the Company of this Agreement;

(f)	In the event that Employee’s employment is terminated with the Company, the following payment obligations shall apply depending upon the grounds for termination.

(i)	In the event that Employee’s employment is terminated or separated based on Employee’s Death or Disability, the Company shall be obligated to pay Employee’s Salary that has accrued, and is unpaid as of the effective date of separation or termination based on Death or Disability and any such other amounts, if any, which may otherwise be payable to employee pursuant to the terms of any applicable Company benefit plans. Company shall not be under any further payment obligations and no additional amounts shall be due and owing.

(ii)	In the event of the termination of separation of Employee’s employment under a Company Termination for Cause or the Employee Termination Without Good Cause, the Company shall only be obligated to pay Employee’s Salary that has accrued, and remained unpaid as of the effective date of separation or termination and any such other amounts, if any, which may otherwise be payable to employee pursuant to the terms of any applicable Company benefit plans. Employee shall not be eligible or entitled to any Bonus payments. Company shall not be under any further payment obligations and no additional amounts shall be due and owing.

(iii)	In the event that Employee’s employment is terminated at any time by a Company Termination Without Cause or an Employee Termination for Good Cause, for a twelve (12) month period following the effective date of such termination or for a time period from the effective date of separation or termination until December 31, 2014 (whichever period is shorter), the Company shall pay monthly (as severance, termination pay, separation pay, contract payout, compensation, or liquidated damages) (i) the monthly Salary that would have otherwise been payable to the Employee during such period, and (ii) an amount equal to one-twelfth of the average of the three Bonuses (other than any Bonuses granted to Employee under any plan or program that provides incentive compensation based on a performance period of more than one year, including any Long-Term Incentive Award granted under the AMERISAFE, Inc. 2012 Equity and Incentive Compensation Plan) most recently awarded under 6(b) and under predecessor agreements (or, if less than three, the average of all Bonuses awarded under 6(b) and under predecessor agreements). Each such monthly payment shall be treated as a separate payment for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and will be paid during such period in accordance with the Company’s then existing payroll practices, methods, or pay periods. In addition, in the event that Employee’s employment is terminated at any time by a Company Termination Without Cause or an Employee Termination for Good Cause, the Company will pay or reimburse Employee for a twelve (12) month period following such termination or for a time period from the effective date of separation or termination until December 31, 2014 (whichever period is shorter) the actual cost of COBRA continuing health coverage premiums, to the extent COBRA is applicable and Employee elects COBRA continuing health coverage. In this regard, if Employee is eligible for COBRA continuing health benefits and if Employee timely elects COBRA continuing health care coverage, the Company will pay and/or reimburse up to a maximum of the shorter time period referenced herein of COBRA continuing health care coverage premiums provided that such COBRA premiums shall be reimbursed, if at all, not later than the year following that in which such premiums are incurred, and that the amount of premiums eligible for reimbursement during one taxable year may not affect the amount of premiums eligible for reimbursement in another taxable year. It shall be at Company’s option and discretion to either pay the COBRA premiums directly or to reimburse Employee for premiums that Employee pays for COBRA continuing health coverage. Any premiums or amounts due for COBRA continuing health coverage beyond the shorter time period referenced herein shall be at the sole cost and expense of Employee and will not be paid or reimbursed by the Company. The above described obligations of the Company (continuation of Salary and Bonus for the shorter period referenced herein following and payment of COBRA premiums following Company Termination Without Cause or Employee Termination for Good Cause) shall be the exclusive remedies and payment obligations and no other amounts or obligations will be due and owing by the Company to Employee. In this regard, Company Termination Without Cause and Employee Termination for Good Cause may be effectuated at any time during the Employment Term or renewal and the only amounts that Company will be obligated or required to pay are the amounts calculated according to the formulas set forth above.

(iv)	In the event that Employee’s employment is terminated or separated based on expiration of the Employment Term, the Company shall be obligated to pay Employee’s Salary that has accrued and remained unpaid as of the effective date of separation or termination and any such other amounts, if any, which may otherwise be payable to employee pursuant to the terms of any applicable Company benefit plans (including pursuant to the terms of any long-term award agreement between the Company and the Employee). Notwithstanding the foregoing the Employee shall be eligible to receive a Bonus for the calendar year in which the Employment Term expires, payable when similar bonus payments are made to other executives of the Company (it being understood that any such Bonus is payable at the discretion of the Company’s Board of Directors). The Company shall not be under any further payment obligations and no additional amounts shall be due and owing.

(g)

To the extent that a payment becomes due to Employee under this Agreement by reason of Employee’s termination of employment, the term “termination of employment” will have the same meaning as “separation from service” under Section 409A of the Code. Notwithstanding anything to the contrary expressed or implied herein, if the Company makes a good faith determination that a payment under the Agreement (i) constitutes a deferral of compensation for purposes of Section 409A of the Code, (ii) is made to Employee by reason of his separation from service and (iii) at the time such payment would otherwise be made Employee is a “specified employee” within the meaning of Section 409A of the Code, the payment will be delayed until the first day of the seventh month following the date of such termination of employment to the extent required by Section 409A of the Code.

33.	Restrictive Covenants: Non-Competition and Non-Solicitation.

(a)	Introduction. The restrictive covenants set forth in this Agreement prohibiting competition and solicitation shall apply during the “Restricted Period,” as defined herein, in the “Restricted Area,” as defined herein. Employee acknowledges and understands that one of the principal causes and considerations of the Company employing or continuing to employ Employee in a senior executive position is the restrictive covenants to which Employee is obligated under this Agreement. Employee further acknowledges and agrees that he will be granted access to and will be provided confidential, business and proprietary information and trade secrets of the Company and that he will have access to and will be provided confidential information and data to which only senior executive officers have access and that the provision and access of such information constitutes additional consideration in exchange for the restrictive covenants contained herein. Additionally, the Company will continue to be providing to Employee special and unique training opportunities and experience and he will be obtaining knowledge, experience and skills through employment with the Company that may not otherwise be obtained or acquired by Employee.

(b)	Restricted Period. For purposes of this Agreement, the “Restricted Period” shall mean the Employment Term plus twelve (12) months from the date of Employee’s actual separation date of employment or twelve (12) months from the expiration of the Employment Term, whichever is longer:

(c)	Definition of Restricted Area. The term “Restricted Area” shall mean the states, parishes, counties and municipalities designated in Attachment “A” which is incorporated herein by reference as if copied in extension.

(d)	Business of the Company. Employee acknowledges and understands that the “business” of the Company involves and relates to the underwriting of risks for, the sale of and the servicing of workers’ compensation insurance, general liability insurance and commercial and business insurance product lines and related services. Employee further acknowledges, agrees and represents that he understands and knows the business in which the Company is engaged and the scope, activities and business pursuits involved in the business of the Company. Employee further acknowledges and understands that the noncompetition and nonsolicitation of customer restrictions in this Agreement prohibit the Employee from engaging, in any capacity or any position, and from conducting any activities or business similar to that of the Company or that is competitive with the Company and as provided under the specific terms and conditions of this Agreement.

(e)	Customers of the Company. For purposes of this Agreement, “customers” shall include, but are not limited to, insured businesses, persons and entities who have or have had insurance coverage with the Company and insurance agents with whom Company has contracts, agreements, arrangements or any type of business, insurance placement or working relationship. Employee acknowledges and represents that Employee understands the nature of the Company’s customer relationships and who and what comprises its customers.

(f)	Non-Competition. During the Restricted Period, Employee shall not engage in any of the following activities in the Restricted Area:

(i)	Carry on or engage in his own business (as a sole proprietor, corporation, partnership, limited liability company, limited partnership or any other business entity or business association) in competition with or similar to the business of the Company.

(ii)	Carry on or engage in a competing business or work similar to or in competition with the business of the Company as an employee, consultant, board member, officer, manager, representative, contractor, consultant, subcontractor, independent contractor or agent of any other person or entity or in any capacity with or for any other person or entity.

(iii)	Acquire or have an interest in or an option or other right to acquire an interest in any entity or business which is carrying on or engaging in a competing business with the Company or in a business similar to that of the Company. The term “an interest” shall include, without limitation, an interest or right as a partner, officer, director, member, general manager, principal, limited partner, owner, trustee, financier, guarantor, surety, mortgagee and lender.

(iv)	Accept or conduct any business or any transactions with any customer or former customer of the Company or receive any compensation, remuneration or consideration arising out of, related to or in anyway associated with any business arrangement or relationship with any customer or former customer of the Company.

(g)	Non-Solicitation. During the Restricted Period, Employee shall not engage in the following activities in the Restricted Area:

(i)	Solicit the customers of the Company.

(ii)	Solicit the customers or former customers of Employee.

(iii)	Accept business from any customer of the Company.

(iv)	Accept business from any customer or former customer of Employee.

(v)	Service accounts or business of any customers of the Company.

(vi)	Service accounts or business of any customers or former customers of Employee.

(vii)	Solicit, induce or attempt to induce any employee of the Company to leave the employ of the Company.

(h)	Application. Company and Employee agree that (i) each of the actions described in this Agreement constitute “carrying on and engaging in a business similar to that of” Company and the “soliciting customers of” Company, as those terms are used in La.R.S. 23:921, and (ii) this Agreement shall have the broadest possible meaning and application as allowed under applicable law. Additionally, any future amendment to La.R.S. 23:921 or decisions or rulings of any court of competent jurisdiction which would expand the Company’s rights or impose greater restrictions on Employee shall apply and shall be enforceable herein. For purposes of this Agreement, the term “solicit” includes, but is in no way limited to, any and all direct and indirect solicitation of business (by Employee or through others) and the engagement in communications (through any format or medium) for the purpose of or which would in any way facilitate or attempt to generate business, services, work or other business activities with the customer and this shall apply regardless of whether the customer initiates the contact with Employee or Employee (or another person or entity) initiates the contact with the customer.

(i)	Remedies. In the event of breach or threatened or attempted breach of any provision of this Agreement by Employee, the parties recognize and acknowledge that such a breach would cause irreparable harm to the Company or that the Company may not have an adequate remedy at law and that the restrictive covenants contained in this Agreement are “obligations not to do” and that the Company shall not be required to prove irreparable injury in order to obtain injunctive relief in the event of any breach or threatened breach of this Agreement. Employee further agrees and acknowledges that if there is any breach or threatened breach of any one or more of the provisions of this Agreement, the Company may, in addition to any other legal or equitable remedies which may be available to it, (i) obtain a temporary restraining order, preliminary injunction and permanent injunction to enjoin or restrain Employee from the breach or threatened breach of any such provision or provisions without the necessity of posting a bond or security and (ii) require Employee to account for and pay over to the Company all compensation, profits, moneys, accruals, increments, remuneration or any other benefits derived or received by Employee as a result of any transactions or actions constituting a breach of any provision of this Agreement. Company shall also be entitled to recover any damages, attorney’s fees and costs incurred by it in any legal action or to obtain specific performance of or to enforce this Agreement or to remedy any breach of this Agreement. All such remedies in favor of the Company shall be cumulative and shall not be exclusive. In the event that the Company takes any legal action to enforce this Agreement or to remedy any breach of this Agreement, the Company shall be entitled to recover and the Employee shall be liable for all attorney’s fees, court costs and expenses incurred by the Company in any such action.

(j)	Company Designation. As used in this Section 11, “Company” includes Amerisafe, Inc., American Interstate Insurance Company, Silver Oak Casualty, Inc., American Interstate Insurance Company of Texas, Amerisafe General Agency, Inc. and any and all predecessor entities, successor entities, affiliate entities, parent companies, assigns and subsidiaries. The parties acknowledge and agree that the restrictive covenants in this Section 11 inure to the benefit of and operate for the interest of all of the above-mentioned companies and affiliates and said entities are expressly designated as third party beneficiaries of this Section 11 and the restrictive covenants and obligations imposed on Employee.

(k)	Construction Reformation and Severability. It is understood and agreed that, should any portion of any clause or paragraph of this Section 10 be deemed too broad to permit enforcement to its full extent, or should any portion of any clause or paragraph of this Section 11 be deemed unreasonable, invalid or unenforceable, then said clause or paragraph shall be reformed and enforced to the maximum extent permitted by law. Additionally, if any of the provisions of this Section 11 are ever found by a court of competent jurisdiction to exceed the maximum enforceable (i) periods of time, (ii) geographic areas of restriction, (iii) scope of noncompetition or nonsolicitation or (iv) description of the Company’s business or customers, or for any other reason, then such unenforceable element(s) of this Section 11 shall be reformed and reduced to the maximum periods of time, geographic areas of restriction, scope of noncompetition or nonsolicitation or description of the Company’s business that is permitted by law. In this regard, any unenforceable, unreasonable or overly broad provision shall be reformed or severed so as to permit enforcement to the fullest extent permitted by law and reformation and severability shall apply.

(l)	Reasonableness. Employee acknowledges, represents and agrees that the restrictive covenants in this Section 11 are reasonable in nature, scope, time and territory and in the terms and conditions set forth herein. Employee acknowledges, represents and agrees that the Company has expended substantial cost in training Employee and that the Company has provided him with access to valuable information and has provided him with valuable experience. In addition, Employee acknowledges, represents and agrees that the Company has placed Employee in contact with its customers, and has made Employee part of its business plans. Employee further acknowledges, represents and agrees that Employee would not have obtained such training, experience, contacts and information from other sources without the employment relationship with the Company. Employee further acknowledges, represents and agrees that the foregoing have occurred or resulted based on the Company’s reliance on these restrictive covenants and Employee’s representations and obligations made herein. Employee further acknowledges, represents and agrees that this Section 11 and the obligations of Employee under these restrictive covenants are reasonable in order to protect the legitimate interests of the Company. Employee further acknowledges, represents and agrees that by virtue of his job position, he has become an integral and influential component of the Company’s current and future business plans. It is the Employee’s desire and intent that this Agreement be given full force and effect. Employee further acknowledges and agrees that enforcement of these restrictive covenants will not create an undue burden or hardship on him and will not impair or prevent him from earning a livelihood based on his own education, training, experience, qualifications, and skills.

34.	Assignment.

(a)	Neither this Agreement nor any right or interest hereunder shall be assignable by the Employee or his beneficiaries or legal representatives without the Company’s prior written consent; provided, however, that nothing in this Section 12(a) shall preclude the Employee from designating a beneficiary to receive any benefit payable hereunder upon his death or incapacity.

(b)	Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to exclusion, attachment, levy or similar process or to assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

(c)	Company shall have the right, without Employee’s consent, to assign this Agreement and to assign any rights and obligations under this Agreement to any person or entity including, but in no way limited to, any parent companies, subsidiaries, affiliate entities, predecessors, and successors.

35.	Binding Effect. Without limiting or diminishing the effect of Section 13 hereof, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and assigns.

36.	Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and deemed received (i) when delivered personally, (ii) five business days after being mailed by certified or registered mail, return receipt requested and postage prepaid, (iii) the first business day after being sent via a nationally recognized overnight courier, or (iv) on the day sent via facsimile confirmed by certified or registered mail, return receipt requested and postage prepaid, if to the Company at the Company’s principal place of business, and if to the Employee, at his home address most recently filed with the Company, or to such other address or addresses as either party shall have designated in writing to the other party hereto.

37.	Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana, without regard to the application of conflicts of laws principles. Employee consents to the jurisdiction and venue of the 36th Judicial District Court, Beauregard Parish, State of Louisiana and, alternatively, the U.S. District Court for the Western District of Louisiana, Lake Charles Division.

38.	Execution and Performance. Employee agrees and understands that this Agreement is being executed, in whole or in part, in Beauregard Parish, Louisiana. Additionally, performance of this Agreement is to be rendered, in whole or in part, in Beauregard Parish, Louisiana. Employee further understands and acknowledges that the employment relationship between Employee and the Company is principally centered and based in Beauregard Parish, Louisiana.

39.	Severability and Reformation. The Employee agrees that in the event that any court of competent jurisdiction shall finally hold that any provision of this Agreement is void or constitutes an unreasonable restriction against the Employee, this Agreement shall not be rendered void but shall apply with respect to such extent as such court may judicially determine constitutes a reasonable restriction under the circumstances. If any part of this Agreement is held by a court of competent jurisdiction to be invalid, illegible or incapable of being enforced in whole or in part by reason of any rule of law or public policy, such part shall be deemed to be severed from the remainder of this Agreement for the purpose only of the particular legal proceedings in question and all other covenants and provisions of this Agreement shall in every other respect continue in full force and effect and no covenant or provision shall be deemed dependent upon any other covenant or provision. This Agreement shall be reformed to allow enforcement. Severability and reformation shall apply.

It is understood and agreed that should any portion of any clause or paragraph of this Agreement be deemed too broad to permit enforcement to its full extent or should any portion of any clause or paragraph of this Agreement be deemed unreasonable, then said clause or paragraph shall be reformed and enforced to the maximum extent permitted by law.

40.	Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

41.	Entire Agreement; Modifications. This Agreement, with referenced Attachment “A”, constitutes the entire and final expression of the agreement of the parties with respect to the subject matter hereof and supersedes the Prior Agreement and other prior and contemporaneous agreements, oral and written, between the parties hereto with respect to the subject matter hereof. For clarification, this Agreement does not terminate or modify any written agreement between the Company and the Employee with respect to any annual or long-term incentive award. This Agreement may be modified or amended only by an instrument in writing signed by both Employee and the Chief Executive Officer of the Company, provided, however, that with regard to any issues that the Company may deem to exist regarding the applicability of Section 409A of the Internal Revenue Code, the Company reserves the right to make amendments to the Agreement as the Company deems necessary or desirable solely to avoid the imposition of taxes or penalties under Section 409A.

42.	Counterparts and Multiple Originals. This Agreement may be executed in two or more counterparts and in multiple originals, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

43.	Interpretation. The Company and Employee have jointly participated in the negotiations and drafting of this Agreement. In the event any question of intent or interpretation arises, this Agreement shall be construed and interpreted as if drafted by both parties.

44.	References to Attachments. All attachments and other documents which are referred to herein are hereby incorporated by reference as if copied at length herein.

45.	Consultation and Acknowledgment. Employee acknowledges and agrees that Employee has read and understands this Agreement and its effect, and that Employee has had the opportunity to consult fully and freely with an attorney or other advisor of his choice regarding this Agreement and to have an attorney or advisor review and advise Employee with respect to this Agreement prior to his entering into this Agreement. Employee further acknowledges that he has carefully read this entire Agreement and understands the nature and extent of the rights and obligations created by this Agreement and that he is entering into this Agreement voluntarily and without coercion. Employee further acknowledges that this Agreement is being entered into after due thought and consideration and after a mutual and meaningful negotiation between the parties.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

AMERISAFE, INC.

By:	/s/ C. Allen Bradley, Jr.
Name: C. Allen Bradley, Jr.
Title: Chief Executive Officer

EMPLOYEE:

/s/ Geoffrey R. Banta
Geoffrey R. Banta

ATTACHMENT “A”

Employment Agreement

“Restricted Area”

The following states (with designated parishes and counties) constitute the “Restricted Area” for purposes of the Employment Agreement, including Section 12, entitled “Restrictive Covenants”, entered into between the Company and the Employee:

States of Alabama, Alaska, Arkansas, California, Colorado, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, New York, North Carolina, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Wisconsin and Wyoming.